FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica - II Collective Agreement Telefónica España	2

Gran Vía, 28 - 9ª Planta - 28013 Madrid

TELEFÓNICA, S.A. (“Telefónica”) in compliance with the Securities Market legislation, hereby communicates the following RELEVANT INFORMATION The Company’s Board of Directors, at its meeting held today, has been informed of the proposal that Telefónica España is going to submit to the largest trade unions in relation to the negotiation of the II Collective Agreement of Related Companies (CEV), from the perspective of adapting the staff towards a more digital company and be prepared for future challenges. The proposal contains an overall resources plan based on: − Evolution of the Collective Agreement of Related Companies, in order to have a framework of employment stability with greater flexibility and continue advancing on work-life balance and diversity, including, among other proposals, an “Individual Suspension Plan” which is entirely voluntary for the year 2019 (with the same conditions as the previous one). The current cost of the Plan is estimated to be approximately 1,600 million euros before taxes, and the run rate of savings in direct expenses is approximately 220 million euros from year 2021. In any case, the impact on cash generation would be positive from the first year, although it will depend on the final negotiated conditions and the degree of adherence to the Plan. − Training, reskilling and upskilling plan which enables to improve the capacities and take advantage of the potential of the current staff, focusing on new business needs (digitization, robotization and processes automation) which will enable generation of additional efficiencies. To date, the proposed Collective Agreement is pending negotiation with the corresponding decision-making bodies of the above-mentioned trade unions, and following it, the final approval will take place, if appropriate. Please see attached a press release. Madrid, September 10, 2019 Gran Vía, 28 - 9ª Planta - 28013 Madrid

PRESS RELEASE TELEFÓNICA PROPOSES A NEGOTIATION TO THE TRADE UNIONS TO IMPROVE ITS WORKFORCE AND ADAPT IT TO THE CHALLENGES OF THE COMING YEARS • The aim is to simplify the working framework, implement an extensive programme to provide workers with new skills and make further progress in the digitalisation of processes • Advances on issues of equality, diversity and digital disconnection will be a priority for the coming years • A voluntary individual suspension plan will be negotiated for employees over 53 years of age, while new profiles will be hired according to current needs • All these issues will be discussed at the negotiations tomorrow Madrid, 10th September 2019.- Within the framework of the negotiation of the company's new collective agreement, Telefónica Spain is going to make a proposal to the workers' representatives to negotiate an ambitious plan to improve the workforce and adapt it to the challenges of the coming years. This plan was analysed at the meeting of Telefónica's Board of Directors today. The chairman of Telefónica Spain, Emilio Gayo, explained: "The collective agreement we signed four years ago has enabled us to make great advances and has provided us with social and labour stability during this period. Now we have to be more ambitious and evolve into a more digital company that is ready for the challenges ahead”. Telefónica wants to simplify the current working framework, implement an extensive reskilling and upskilling programme to equip employees with new skills and to continue advancing in the digitalisation and robotisation of processes. The company anticipates that in the next few years more than half of its sales will be made through digital channels, and that more and more customers will engage with Telefónica through the MiMovistar digital application. In parallel, the company's modernisation will continue with new fibre deployments and the progressive shut-down of the copper wire network and legacy mobile phone networks. Against this background, the goal is to adapt the workforce to the needs of future challenges. Therefore, Telefónica want to propose a programme to improve the skills of our employees and take Telefónica, S.A. Corporate Communications Department Tel: +34 91 482 38 00 Ronda de la Comunicación, s/n email: prensatelefonica@telefonica.com 28050 Madrid https://pressoffice.telefonica.com @Telefonica advantage of the potential of the current workforce. Unions will be offered the opportunity to undertake the largest training programme developed in Spain, the content of which will be decided jointly. The general lines of the plan aim to involve more than 6,000 employees in reskilling programmes, with a priority focus on the development of critical profiles in areas such as security, robotisation, analytics, web development, business consulting, IT and Agile methodology capabilities. There will also be skill training programmes open to all company employees. To this end, the training budget will be more than doubled, and the training hours per employee will be increased by up to 40%. The goal is to qualify specialised staff in critical knowledge in order to have differential internal talent; to prepare all professionals in organisational movements and functional changes towards higher value activities; to develop commercial and technological staff in key skills, knowledge and abilities for the future of their activity; and to promote key future knowledge for the entire company in line with current and future business needs. It is also intended that the new collective agreement will provide a framework of stability for the coming years, following the achievements of the previous one. This will allow a more flexible management, with initiatives such as simplifying the scheme for professional categories and making decisive progress in diversity. In this regard, the company, a pioneer in the implementation of equality, diversity and digital disconnection plans, wants to take advantage of the new agreement to continue taking decisive steps in that direction, together with the workers' representatives. Firstly, with regard to the evolution of the workforce, a proposal will be put forward to the unions for the implementation of an individual suspension plan (PSI in Spanish) for a period of one year. This plan, designed for employees over 53 years of age, will be voluntary and its specific conditions are subject to the development of the negotiation. In addition, the Talentum programme is intended to continue to attract young candidates for employment at the company. The current cost of the Plan is estimated to be approximately 1,600 million euros before taxes, and the run rate of savings in direct expenses is approximately 220 million euros from year 2021. And finally, we want to develop a programme so that certain services can be offered directly by company personnel in order to ensure the quality of the service provided to our customers. This program will allow the generation of additional efficiencies. All these issues will be discussed during tomorrow's meeting of negotiation Board. This announcement, together with the mobile site monetization plan also announced today, is part of the strategy defined by the Company as one of the different initiatives being implemented and on which Telefonica will continue working with determination in the coming months to achieve the best results. Telefónica, S.A. Corporate Communications Department Tel: +34 91 482 38 00 Ronda de la Comunicación, s/n email: prensatelefonica@telefonica.com 28050 Madrid https://pressoffice.telefonica.com @Telefonica

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	September 10, 2019	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors

Gran Vía, 28 - 9ª Planta - 28013 Madrid